

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2006

SEC FILE NUMBER
8- 50330

FACING PAGE   209
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSH Securities, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

477 Jericho Turnpike
(No. and Street)

Syosset   NY   11791
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan Chodosh   (516) 390-5515
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – if individual, state last, first, middle name)

1818 Market Street, Suite 2400   Philadelphia   PA   19103
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAY 2 3 2006
THOMSON
FINANCIAL

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Alan Chodosh__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SSH Securities, Inc.__ , as of __December 31__ , 20 __05__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

__Chief Financial Officer__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.·
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Internal Control Structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TAIT, WELLER & BAKER LLP

Certified Public Accountants

SSH SECURITIES, INC.

ANNUAL AUDITED REPORT

FORM X-17A-5

DECEMBER 31, 2005

TAIT, WELLER & BAKER LLP

Certified Public Accountants

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
SSH Securities, Inc.
Syosset, New York

We have audited the accompanying statement of financial condition of SSH Securities, Inc. as of December 31, 2005, and the related statements of income (loss), changes in ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSH Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in pages 3, 4, 6 and 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait Weller & Baker LLP

Philadelphia, Pennsylvania
February 9, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | SSH Securities, Inc. | N3 | | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) **12/31/05** | 99
SEC FILE NO. **8-50330** | 98

Consolidated | | 198
Unconsolidated | X | 199

		Allowable		Non-Allowable		Total	
1.	Cash	$ 1,851	200			$ 1,851	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other		300	$	550		810
3.	Receivable from non-customers	72,933	355		600	72,933	830
4.	Securities and spot commodities owned at market value:						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities	674,992	424			674,992	
	E. Spot commodities		430			674,992	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
	A. Exempted securities $		150				
			460		630		880
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	Market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				650		
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11.	Other assets		535	0	735	0	930
12.	TOTAL ASSETS	$ 749,776	540	$ 0	740	$ 749,776	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	as of 12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255 ₁₃ $		1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	₁₀	1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	191,492	1205		1385	191,492	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211 ₁₂		1390 ₁₄		1700
19. E. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			308,125	1400	308,125	1710
1. from outsiders ₉ $	970					
2. includes equity subordination (15c3-1(d)) of ... $	980					
B. Securities borrowings, at market value from outsiders $	990			1410		1720
C. Pursuant to secured demand note collateral agreements				1420		1730
1. from outsiders $	1000					
2. includes equity subordination (15c3-1(d)) of ... $	1010					
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 191,492	1230	$ 308,125	1450	$ 499,617	1760

Ownership Equity		
21. Sole Proprietorship	₁₅ $	1770
22. Partnership (limited partners) ₁₁ ($ ___ 1020)		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock		1792
C. Additional paid-in capital	75,000	1793
D. Retained earnings	175,159	1794
E. Total	250,159	1795
F. Less capital stock in treasury	₁₆ ( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 250,159	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 749,776	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	as of	12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 250,159 [3480]
2. Deduct ownership equity not allowable for Net Capital .... 19 ( ) [3490]
3. Total ownership equity qualified for Net Capital .... [3500]
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... 308,125 [3520]
   B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 558,284 [3530]
6. Deductions and/or charges:
   A. Total non-allowable assets from
      Statement of Financial Condition (Notes B and C) .... 17 $ 0 [3540]
   B. Secured demand note delinquency .... [3590]
   C. Commodity futures contracts and spot commodities –
      proprietary capital charges .... [3600]
   D. Other deductions and/or charges .... [3610] (0) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net capital before haircuts on securities positions .... 20 $ 558,284 [3640]
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments .... $ [3660]
   B. Subordinated securities borrowings .... [3670]
   C. Trading and investment securities:
      1. Exempted securities .... 18 [3735]
      2. Debt securities .... [3733]
      3. Options .... [3730]
      4. Other securities .... 13,500 [3734]
   D. Undue Concentration .... [3650]
   E. Other (List) .... [3736] (13,500) [3740]

10. Net Capital .... $ 544,784 [3750]

OMIT PENNIES

The audited net capital is the same as the unaudited net capital at 12/31/05.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	as of	12/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	12,766	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	12,766	3760
14. Excess net capital (line 10 less 13)	$	532,018	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) ...22	$	525,634	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$	191,492	3790
17. Add:			
A. Drafts for immediate credit ...21 $			3800
B. Market value of securities borrowed for which no equivalent value is paid or credited $			3810
C. Other unrecorded amounts (List) $			3820
	$		3830
18. Total aggregate indebtedness	$	191,492	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)	%	35%	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) ...23 $			3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
 1. Minimum dollar net capital requirement , or
 2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.

For the period (MMDDYY) from 1/01/05 [3932] to 12/31/05 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE
1. Commissions:
   - a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   - b. Commissions on listed option transactions .... 25 _____ [3938]
   - c. All other securities commissions .... _____ [3939]
   - d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   - a. From market making in options on a national securities exchange .... _____ [3945]
   - b. From all other trading .... _____ [3949]
   - c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... 26 _____ [3955]
5. Revenue from sale of investment company shares .... 806,491 [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 12,980 [3995]
9. Total revenue .... $ 819,471 [4030]

EXPENSES
10. Salaries and other employment costs for general partners and voting stockholder officers .... _____ [4120]
11. Other employee compensation and benefits .... _____ [4115]
12. Commissions paid to other broker-dealers .... 580,410 [4140]
13. Interest expense .... 22,500 [4075]
   - a. Includes interest on accounts subject to subordination agreements .... 22,500 [4070]
14. Regulatory fees and expenses .... 31,484 [4195]
15. Other expenses .... 32,109 [4100]
16. Total expenses .... $ 666,503 [4200]

NET INCOME
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 152,968 [4210]
18. Provision for Federal income taxes (for parent only) .... 28 _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
   - a. After Federal income taxes of _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
   - a. After Federal income taxes of _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 152,968 [4230]

MONTHLY INCOME
23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ _____ [4211]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.

For the period (MMDDYY) from 01/01/05 to 12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period	$ 97,191	4240
A. Net income (loss)	152,968	4250
B. Additions (Includes non-conforming capital of 29 $ ___ 4262)		4260
C. Deductions (Includes non-conforming capital of ___ $ ___ 4272)		4270
2. Balance, end of period (From item 1800)	$ 250,159	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ 285,625	4300
A. Increases	22,500	4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 308,125	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	SSH Securities, Inc.	as of	12/31/05

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ....(5,000).. | X | 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... | | 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
   Name of clearing firm $_{30}$ _____ | 4335 | | | 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... | | 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months
and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (Yes or No)	
$_{31}$ 2	4600	David Lerner	4601	In	4602	313,750	4603	3/31/06	4604	No	4605
$_{32}$	4610		4611		4612		4613		4614		4615
$_{33}$	4620		4621		4622		4623		4624		4625
$_{34}$	4630		4631		4632		4633		4634		4635
$_{35}$	4640		4641		4642		4643		4644		4645

Total $ $_{36}$ _____ | 4699

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

SSH SECURITIES, INC.

STATEMENT OF CASH FLOWS

December 31, 2005

Cash flows from operating activities	
Net income	$152,968
Adjustments to reconcile net loss to net cash provided by (used for) operating activities	
(Increase) decrease in	
Receivables from non-customers	4,178
Increase in	
Accrued expenses	15,651
Net cash provided by operating activities	172,797
Cash flows from financing activities	
Issuance of long-term debt	22,500
Payment of interest on subordinated debt	-
	22,500
Net increase in cash and cash equivalents	195,297
Cash and cash equivalents	
Beginning of year	481,546
End of year	$676,843

SSH SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

<u>December 31, 2005</u>

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

SSH Securities, Inc. (the *"Company"*) is a New York corporation which began operations on December 19, 1997, as a broker/dealer in mutual fund securities. The Company deals only in the distribution of a mutual fund's shares and does not handle customer funds or securities.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

SECURITIES TRANSACTIONS

Securities, commission revenue and related expenses are recorded on a trade date basis.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, commissions receivable, and accrued expenses approximate fair value because of the short maturity of these items.

(2) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that it does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2005, the Company had net capital of $544,784, and net capital requirements of $12,766. The percentage of aggregate indebtedness to net capital was 35%.

TAIT, WELLER & BAKER LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL BY SEC RULE 17a-5

To the Board of Directors
SSH Securities, Inc.
Syosset, New York

In planning and performing our audit of the financial statements of SSH Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirement of SEC Rule 17a-5, not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Board of Directors
SSH Securities, Inc.
Page Two

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above as of December 31, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used by anyone other than these specified.

Philadelphia, Pennsylvania
February 9, 2006